SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 13, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on May 13, 2003 as follows:

**Cliffs Updates 2003 Outlook –
Expects Reduced Production
at Tilden Mine**

Cleveland, OH – May 13, 2003 – Cleveland-Cliffs Inc (NYSE:CLF) today announced that pellet production at the Tilden Mine in Michigan is being adversely impacted by an aberration in the crude ore mineralization currently being mined in one area of the open pit mining operation. The localized anomaly is making the ore difficult to process, causing low throughput rates and low recoveries. Tilden's pellet production for the year 2003, which was scheduled to be 8.0 million tons, is now expected to be between 7.2 million tons and 7.5 million tons. The ore grade will adversely impact production until late summer, but is not expected to effect the mine's production level thereafter. The Tilden Mine has pellet reserves in excess of 300 million tons. The lower production level will adversely impact unit production costs at the mine through the second and third quarters. The lower production is not expected to impact the Company's ability to supply iron ore under various sales contracts.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "This loss of production at Tilden is very disappointing and only aggravates our cost challenges caused by high energy costs and rising benefit costs. Our results for the remainder of the year will be adversely impacted by the Tilden production losses, and we are taking decisive actions to reduce costs across the organization."

Brinzo further stated, "Cliffs is taking the difficult actions to ensure that it is well positioned; however, the production shortfall will adversely impact financial results this year. The cost per ton of production losses from lower throughput rates is greater than the cost per ton of production losses from idling facilities. We understand these challenges and are committed to doing what it takes to reduce our cost structure and ensure that we remain profitable. Over the last couple of years, we have been focused on cost reduction, but we know that we need to do more. We will continue to look at everything to reduce costs and enhance our financial position."

****

Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities

Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: the expectations for pellet sales, mine operations and financial results in 2003 may differ significantly from actual results because of changes in demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational factors, electric furnace production or imports of semi-finished steel or pig iron; changes in financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; problems with productivity, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, and employee benefit costs; and the effect of these various risks on the Company's liquidity, compliance with restrictive covenants in debt agreements and financial position.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: May 13, 2003

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